UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-37485

Jupai Holdings Limited

Yinli Building, 8/F

788 Guangzhong Road

Jingan District

Shanghai 200072

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jupai Holdings Limited

	By	:	/s/ Tianxiang Hu
	Name	:	Tianxiang Hu
	Title	:	Co-chairman of the Board and
Chief Executive Officer
Date: March 1, 2017

Exhibit Index

Exhibit 99.1 - Press Release re Fourth Quarter and Full Year 2016 Results
Exhibit 99.2 - Press Release re Changes to Senior Management Team and Board of Directors